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                                                                  Exhibit (a)(1)

                                  [LETTERHEAD]


                                                                February 7, 2000


Dear Shareholder:

         I am pleased to inform you that on January 27, 2000, Zing Technologies, Inc. entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with International Rectifier Corporation and its newly-formed subsidiary IRC Acquisition Corporation, which provides for the acquisition of the Company by International Rectifier. IRC Acquisition has commenced a tender offer for all outstanding shares of Common Stock of the Company at a price of $15.36 per share payable all in cash. International Rectifier will, after the completion of the tender offer, effect a merger of the Company with IRC Acquisition in order to make the Company a wholly-owned subsidiary. Any shares not tendered in the offer will be converted into the right to receive $15.36 in cash, or any higher price that may be paid in the offer.

         The Company's Board of Directors unanimously (i) determined that the terms of the offer and the merger are fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that shareholders accept the offer and tender their shares. In arriving at its recommendation, the Board considered the factors described in the accompanying Offer to Purchase, which is being sent to you by International Rectifier. Additional information with respect to the offer and the merger accompany this letter. These documents set forth all of the terms of the offer and provide instructions as to how to tender your shares. Also included is a Schedule 14D-9 prepared by the Company which contains a discussion of the background and the Board's reasons for the approval of the Offer and the Merger. I urge you to read all these materials carefully and in their entirety.

         John Catrambone, the Chief Executive Officer of Omnirel LLC, and a few other shareholders and I have already agreed to tender our shares, which represent in the aggregate approximately 57% of the shares outstanding.

         On behalf of myself, the other members of management and directors of the Company, I want to sincerely thank you for the support you have given us over the years. If you have any questions about the offer, please feel free to call Morrow & Co., Inc., the Information Agent, at (800) 662-5200.

                                       Very truly yours,


                                       /s/ Robert E. Schrader
                                       ---------------------------------------
                                       Robert E. Schrader
                                       CHAIRMAN OF THE BOARD, PRESIDENT
                                       AND CHIEF EXECUTIVE OFFICER